SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: August 7, 2024

List of Materials

Documents attached hereto:

Consolidated Financial Summary for the First Quarter Ended June 30, 2024

Consolidated Financial Summary for the First Quarter Ended June 30, 2024

(In accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”))

August 7, 2024
Company name	: Sony Group Corporation
Stock exchange listing	: Tokyo Stock Exchange (“TSE”)
Securities code	: 6758
URL	: https://www.sony.com/en/SonyInfo/IR/
Representative	: Kenichiro Yoshida, Representative Corporate Executive Officer
Contact person	: Sadahiko Hayakawa, Senior Vice President
Telephone	: +81-3-6748-2111
Scheduled date to commence dividend payment	: -
Preparation of supplementary materials on financial results	: Yes
Holding of financial results briefing	: Yes (for investors and analysts)

(Amounts are rounded to the nearest million yen, unless otherwise noted.)

1. Consolidated financial results for the three months ended June 30, 2024 (from April 1, 2024 to June 30, 2024)

(1) Consolidated operating results (cumulative)	(Percentages indicate year-on-year changes.)

Consolidated	Sales and financial services revenue		Operating income		Income before income taxes		Net income		Net income attributable to Sony Group Corporation’s stockholders
Three months ended	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
June 30, 2024	3,011,649	1.6	279,106	10.3	316,867	14.8	235,828	8.2	231,638	6.5
June 30, 2023	2,963,652	32.9	253,042	-30.6	276,034	-21.0	217,942	-16.6	217,545	-16.7

Consolidated	Total comprehensive income		Adjusted OIBDA*		Adjusted EBITDA*		Basic earnings per share	Diluted earnings per share
Three months ended	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen	Yen
June 30, 2024	377,881	-15.2	454,682	14.8	461,256	13.5	189.90	189.43
June 30, 2023	445,459	0.5	396,122	-19.0	406,221	-18.2	176.26	175.67

For all segments excluding Financial Services*	Sales and financial services revenue		Operating income		Income before income taxes		Net income attributable to Sony Group Corporation’s stockholders		Adjusted OIBDA*		Adjusted EBITDA*
Three months ended	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
June 30, 2024	2,567,436	12.3	249,124	25.5	286,885	5.6	210,025	-8.3	417,870	24.9	424,444	7.5
June 30, 2023	2,285,789	13.3	198,531	-12.0	271,559	8.0	229,126	13.0	334,696	-2.5	394,831	0.6

(2) Consolidated financial position

	Total assets	Total equity	Equity attributable to Sony Group Corporation’s stockholders	Ratio of equity attributable to Sony Group Corporation’s stockholders to total assets
As of	Yen in millions	Yen in millions	Yen in millions	%
June 30, 2024	34,677,809	8,148,959	7,857,452	22.7
March 31, 2024	34,107,490	7,756,105	7,587,177	22.2

2. Dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2024	-	40.00	-	45.00	85.00
Fiscal year ending March 31, 2025	-
Fiscal year ending March 31, 2025 (Forecast)*1		50.00	-	10.00	-

Note: Revisions to the forecast of dividends most recently announced: No

*1	Sony Group Corporation decided at the Board of Directors meeting held on May 14, 2024 to conduct a stock split, scheduled to be effective on October 1, 2024 with a record date of September 30, 2024. Each share of Sony Group Corporation’s common stock will be split into five (5) shares per share. The above year-end dividend per share forecast for the fiscal year ending March 31, 2025 is based on a number of shares taking into account the stock split. The total annual dividend per share forecast for the fiscal year ending March 31, 2025 is not presented because the total of the interim dividend and the year-end dividend cannot be calculated due to the effect of the stock split. Without taking the stock split into account, the year-end dividend per share forecast for the fiscal year ending March 31, 2025 would be 50 yen and the total annual dividend per share forecast for the fiscal year ending March 31, 2025 would be 100 yen.

3. Forecast for Consolidated Results for the Fiscal Year Ending March 31, 2025 (from April 1, 2024 to March 31, 2025)

(Percentages indicate year-on-year changes.)

Fiscal year ending March 31, 2025	Sales and financial services revenue		Operating income		Income before income taxes		Net income attributable to Sony Group Corporation’s stockholders		Adjusted OIBDA*		Adjusted EBITDA*
	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
Consolidated	12,610,000	-3.2	1,310,000	8.4	1,335,000	5.2	980,000	1.0	1,990,000	9.0	1,990,000	9.5
For all segments excluding Financial Services*	11,700,000	3.9	1,165,000	12.5	1,190,000	3.9	875,000	-2.4	1,820,000	10.7	1,820,000	7.9

Note: Revisions to the forecast for the fiscal year ending March 31, 2025 most recently announced: Yes

*	Adjusted OIBDA (Operating Income Before Depreciation and Amortization), Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and figures for all segments excluding Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony Group Corporation believes that these disclosures may be useful information to investors. Adjusted OIBDA and Adjusted EBITDA are calculated by the following formulas, respectively. For the reconciliations for Adjusted OIBDA and Adjusted EBITDA, please refer to “Q1 FY2024 Consolidated Financial Results” (the presentation material for the earnings announcement) disclosed on the same date as this document on the Timely Disclosure Network (“TDnet”) of the TSE, the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system of the U.S. Securities and Exchange Commission (“SEC”) and the website of Sony Group Corporation.

Adjusted OIBDA = Operating income + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets - the profit and loss amount that Sony deems non-recurring.

Adjusted EBITDA = Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense - Gain on revaluation of equity instruments, net, recorded in Financial income and Financial expense + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets - the profit and loss amount that Sony deems non-recurring.

For details about the preparation of the Financial Statements for all segments excluding Financial Services, please refer to page 12 of the Appendix.

* Notes

(1)	Significant changes in scope of consolidation during the period		: No

(2)	Changes in accounting policies and changes in accounting estimates:
	(i)	Changes in accounting policies required by IFRS Accounting Standards	: Yes
	(ii)	Changes in accounting policies due to other reasons	: No
	(iii)	Changes in accounting estimates	: No

(3)	Number of issued shares (common stock):

(i)	Total number of issued shares at the end of the period (including treasury stock)

As of June 30, 2024	1,248,619,589	shares
As of March 31, 2024	1,261,231,889	shares

(ii)	Number of shares of treasury stock at the end of the period

As of June 30, 2024	30,868,630	shares
As of March 31, 2024	39,783,003	shares

(iii)	Average number of shares outstanding during the period (cumulative from the beginning of the fiscal year)

Three months ended June 30, 2024	1,219,769,683	shares
Three months ended June 30, 2023	1,234,242,212	shares

Note:	Please refer to “Notes to Condensed Quarterly Consolidated Financial Statements - Accounting Policy and Other Information (Net Income Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)” for number of shares used as basis for calculating consolidated per share data.

*	Review of the attached condensed quarterly consolidated financial statements by certified public accountants or an audit firm: No

*	Proper use of earnings forecasts, and other special matters:

Please refer to “Cautionary Statement” on page 17 of the Appendix for assumptions and other matters related to the forecast of financial results.

Supplementary materials on financial results including the presentation material for the earnings announcement are available on Sony Group Corporation’s website along with this document.

(Appendix)

Table of Contents for Appendix

Condensed Quarterly Consolidated Financial Statements (Unaudited)	2

Condensed Quarterly Consolidated Statements of Financial Position	2
Condensed Quarterly Consolidated Statements of Income (Three months ended June 30)	4
Condensed Quarterly Consolidated Statements of Comprehensive Income (Three months ended June 30)	5
Condensed Quarterly Consolidated Statements of Changes in Stockholders’ Equity (Three months ended June 30)	6
Condensed Quarterly Consolidated Statements of Cash Flows (Three months ended June 30)	7
Notes to Condensed Quarterly Consolidated Financial Statements	9
- Business Segment Information	9
- Going Concern Assumption	15
- Accounting Policy and Other Information	15

Overview of Operating Results	17

Cautionary Statement	17

All financial information is presented on the basis of IFRS Accounting Standards.

Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group.”

(Unaudited)

Condensed Quarterly Consolidated Financial Statements

Condensed Quarterly Consolidated Statements of Financial Position

	Yen in millions
	March 31, 2024	June 30, 2024	Change from March 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	1,907,113	1,477,098	(430,015)
Investments and advances in the Financial Services segment	398,153	412,275	14,122
Trade and other receivables, and contract assets	2,158,196	2,080,143	(78,053)
Inventories	1,518,644	1,692,709	174,065
Other financial assets	125,365	127,656	2,291
Other current assets	669,335	765,856	96,521
Total current assets	6,776,806	6,555,737	(221,069)
Non-current assets:
Investments accounted for using the equity method	423,744	429,128	5,384
Investments and advances in the Financial Services segment	18,939,794	18,959,272	19,478
Property, plant and equipment	1,522,640	1,596,690	74,050
Right-of-use assets	503,395	576,710	73,315
Goodwill	1,487,100	1,583,088	95,988
Content assets	1,928,113	2,317,397	389,284
Other intangible assets	615,602	663,731	48,129
Deferred tax assets	499,550	507,971	8,421
Other financial assets	897,341	945,587	48,246
Other non-current assets	513,405	542,498	29,093
Total non-current assets	27,330,684	28,122,072	791,388
Total assets	34,107,490	34,677,809	570,319

(Continued on the following page.)

Condensed Quarterly Consolidated Statements of Financial Position (Continued)

	Yen in millions
	March 31, 2024	June 30, 2024	Change from March 31, 2024
LIABILITIES
Current liabilities:
Short-term borrowings	1,812,605	1,823,419	10,814
Current portion of long-term debt	217,711	214,847	(2,864)
Trade and other payables	2,064,905	2,252,860	187,955
Deposits from customers in the banking business	3,670,567	3,690,958	20,391
Income taxes payables	152,074	91,243	(60,831)
Participation and residual liabilities in the Pictures segment	251,743	264,049	12,306
Other financial liabilities	116,044	130,321	14,277
Other current liabilities	1,906,396	1,899,211	(7,185)
Total current liabilities	10,192,045	10,366,908	174,863
Non-current liabilities:
Long-term debt	2,058,117	2,134,844	76,727
Defined benefit liabilities	247,583	252,354	4,771
Deferred tax liabilities	166,424	179,817	13,393
Insurance contract liabilities	12,931,995	12,776,766	(155,229)
Participation and residual liabilities in the Pictures segment	206,081	220,842	14,761
Other financial liabilities	386,761	415,208	28,447
Other non-current liabilities	162,379	182,111	19,732
Total non-current liabilities	16,159,340	16,161,942	2,602
Total liabilities	26,351,385	26,528,850	177,465
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	881,357	881,357	-
Additional paid-in capital	1,483,410	1,484,449	1,039
Retained earnings	6,002,407	6,025,362	22,955
Accumulated other comprehensive income	(376,063)	(209,524)	166,539
Treasury stock, at cost	(403,934)	(324,192)	79,742
Equity attributable to Sony Group Corporation’s stockholders	7,587,177	7,857,452	270,275
Noncontrolling interests	168,928	291,507	122,579
Total equity	7,756,105	8,148,959	392,854
Total liabilities and equity	34,107,490	34,677,809	570,319

Condensed Quarterly Consolidated Statements of Income

	Yen in millions
	Three months ended June 30
	2023	2024	Change
Sales and financial services revenue:
Sales	2,284,543	2,565,361	280,818
Financial services revenue
Insurance revenue	142,750	152,912	10,162
Other financial services revenue	536,359	293,376	(242,983)
Total financial services revenue	679,109	446,288	(232,821)
Total sales and financial services revenue	2,963,652	3,011,649	47,997
Costs and expenses:
Cost of sales	1,624,510	1,784,389	159,879
Selling, general and administrative	474,939	543,414	68,475
Financial services expenses
Insurance service expenses	97,366	110,813	13,447
Insurance finance expenses (income)	489,352	261,480	(227,872)
Other financial services expenses	37,825	43,961	6,136
Total financial services expenses	624,543	416,254	(208,289)
Other operating (income) expense, net	(8,742)	(9,820)	(1,078)
Total costs and expenses	2,715,250	2,734,237	18,987
Share of profit (loss) of investments accounted for using the equity method	4,640	1,694	(2,946)
Operating income	253,042	279,106	26,064
Financial income	31,912	53,230	21,318
Financial expenses	8,920	15,469	6,549
Income before income taxes	276,034	316,867	40,833
Income taxes	58,092	81,039	22,947
Net income	217,942	235,828	17,886

Net income attributable to
Sony Group Corporation’s stockholders	217,545	231,638	14,093
Noncontrolling interests	397	4,190	3,793

	Yen
	Three months ended June 30
	2023	2024	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	176.26	189.90	13.64
- Diluted	175.67	189.43	13.76

Condensed Quarterly Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended June 30
	2023	2024	Change
Net income	217,942	235,828	17,886
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(6,917)	(15,062)	(8,145)
Remeasurement of defined benefit pension plans	(425)	(787)	(362)
Share of other comprehensive income of investments accounted for using the equity method	139	(1,140)	(1,279)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(72,542)	(432,256)	(359,714)
Cash flow hedges	(2,230)	(2,277)	(47)
Insurance finance income (expenses)	20,517	350,402	329,885
Exchange differences on translating foreign operations	285,771	239,701	(46,070)
Share of other comprehensive income of investments accounted for using the equity method	3,150	3,811	661
Other	54	(339)	(393)
Total other comprehensive income, net of tax	227,517	142,053	(85,464)
Comprehensive income	445,459	377,881	(67,578)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	443,428	372,839	(70,589)
Noncontrolling interests	2,031	5,042	3,011

Condensed Quarterly Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2023	880,365	1,463,807	5,092,442	(614,570)	(223,507)	6,598,537	58,613	6,657,150
Comprehensive income:
Net income			217,545			217,545	397	217,942
Other comprehensive income, net of tax				225,883		225,883	1,634	227,517
Total comprehensive income			217,545	225,883		443,428	2,031	445,459
Transfer to retained earnings			1,152	(1,152)		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights		(1)	(144)		4,600	4,455		4,455
Stock-based compensation		3,127				3,127		3,127
Dividends declared			(49,380)			(49,380)	(1,604)	(50,984)
Purchase of treasury stock					(10,150)	(10,150)		(10,150)
Reissuance of treasury stock		1			2	3		3
Transactions with noncontrolling interests shareholders and other		12,968				12,968	16,550	29,518
Balance at June 30, 2023	880,365	1,479,902	5,261,615	(389,839)	(229,055)	7,002,988	75,590	7,078,578

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2024	881,357	1,483,410	6,002,407	(376,063)	(403,934)	7,587,177	168,928	7,756,105
Comprehensive income:
Net income			231,638			231,638	4,190	235,828
Other comprehensive income, net of tax				141,201		141,201	852	142,053
Total comprehensive income			231,638	141,201		372,839	5,042	377,881
Transfer to retained earnings			(25,338)	25,338		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights and other		(1)	(642)		2,417	1,774		1,774
Stock-based compensation		5,504				5,504		5,504
Dividends declared			(54,965)			(54,965)	(2,076)	(57,041)
Purchase of treasury stock					(51,255)	(51,255)		(51,255)
Reissuance of treasury stock		1			3	4		4
Cancellation of treasury stock		(839)	(127,738)		128,577	-		-
Transactions with noncontrolling interests shareholders and other		(3,626)				(3,626)	119,613	115,987
Balance at June 30, 2024	881,357	1,484,449	6,025,362	(209,524)	(324,192)	7,857,452	291,507	8,148,959

Condensed Quarterly Consolidated Statements of Cash Flows

	Yen in millions
	Three months ended June 30
	2023	2024
Cash flows from operating activities:
Income before income taxes	276,034	316,867
Adjustments to reconcile income before income taxes to net cash used in operating activities:
Depreciation and amortization, including amortization of contract costs	251,767	268,504
Other operating (income) expense, net	(8,742)	(9,820)
Gain on securities, net (other than Financial Services segment)	(14,189)	(31,406)
Share of loss of investments accounted for using the equity method, net of dividends	2,275	5,122
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	(11,342)	165,792
Increase in inventories	(283,152)	(123,840)
Increase in investments and advances in the Financial Services segment	(560,038)	(633,041)
Increase in content assets	(137,465)	(257,588)
Increase in trade payables	174,512	132,780
Increase in insurance contract liabilities, net of insurance contract assets	561,732	341,752
Increase in deposits from customers in the banking business	144,119	35,540
Decrease in borrowings in the life insurance business and the banking business	(54,691)	(41,126)
Increase (decrease) in taxes payable other than income taxes, net	20,014	(3,893)
Increase in other financial assets and other current assets	(34,283)	(41,010)
Decrease in other financial liabilities and other current liabilities	(130,303)	(113,984)
Income taxes paid	(121,147)	(109,918)
Other	(87,770)	(27,016)
Net cash used in operating activities	(12,669)	(126,285)

(Continued on the following page.)

Condensed Quarterly Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	Three months ended June 30
	2023	2024
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(130,501)	(211,780)
Proceeds from sales of property, plant and equipment and other intangible assets	6,235	5,619
Payments for investments and advances (other than Financial Services segment)	(21,319)	(15,747)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	4,410	30,896
Payments for purchases of businesses and other	(59,480)	(169,794)
Proceeds from sales of businesses	-	1,609
Other	2,008	75
Net cash used in investing activities	(198,647)	(359,122)
Cash flows from financing activities:
Increase in short-term borrowings, net	294,039	24,983
Proceeds from issuance of long-term debt	5,599	6,276
Payments of long-term debt	(28,414)	(30,091)
Dividends paid	(48,955)	(54,451)
Payments for purchases of treasury stock	(10,150)	(51,255)
Capital contribution from non-controlling interests	-	109,527
Other	1,748	(3,457)
Net cash provided by financing activities	213,867	1,532
Effect of exchange rate changes on cash and cash equivalents	48,648	53,860
Net increase (decrease) in cash and cash equivalents	51,199	(430,015)
Cash and cash equivalents at beginning of the fiscal year	1,480,900	1,907,113
Cash and cash equivalents at end of the period	1,532,099	1,477,098

Notes to Condensed Quarterly Consolidated Financial Statements

Business Segment Information

(Business Segments)

Segment sales and financial services revenue

	Yen in millions
	Three months ended June 30
	2023	2024	Change
Sales and financial services revenue:
Game & Network Services -
Customers	755,003	844,288	89,285
Intersegment	16,877	20,623	3,746
Total	771,880	864,911	93,031
Music -
Customers	355,756	435,726	79,970
Intersegment	2,473	6,296	3,823
Total	358,229	442,022	83,793
Pictures -
Customers	320,178	336,556	16,378
Intersegment	188	790	602
Total	320,366	337,346	16,980
Entertainment, Technology & Services -
Customers	563,292	594,179	30,887
Intersegment	8,491	6,736	(1,755)
Total	571,783	600,915	29,132
Imaging & Sensing Solutions -
Customers	270,476	333,308	62,832
Intersegment	22,264	20,172	(2,092)
Total	292,740	353,480	60,740
Financial Services -
Customers	679,109	446,288	(232,821)
Intersegment	2,302	2,307	5
Total	681,411	448,595	(232,816)
All Other -
Customers	16,402	18,933	2,531
Intersegment	3,091	2,157	(934)
Total	19,493	21,090	1,597
Corporate and elimination	(52,250)	(56,710)	(4,460)
Consolidated total	2,963,652	3,011,649	47,997

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Entertainment, Technology & Services (“ET&S”) segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Three months ended June 30
	2023	2024	Change
Operating income (loss):
Game & Network Services	49,160	65,209	16,049
Music	73,380	85,893	12,513
Pictures	15,971	11,308	(4,663)
Entertainment, Technology & Services	55,646	64,083	8,437
Imaging & Sensing Solutions	12,731	36,647	23,916
Financial Services	54,514	29,985	(24,529)
All Other	2,475	1,275	(1,200)
Total	263,877	294,400	30,523
Corporate and elimination	(10,835)	(15,294)	(4,459)
Consolidated operating income	253,042	279,106	26,064

Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

(Sales to Customers by Product Category)

The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended June 30
Sales and financial services revenue:	2023	2024	Change
Game & Network Services
Digital Software and Add-on Content	365,346	432,752	67,406
Network Services	124,499	159,346	34,847
Hardware and Others	265,158	252,190	(12,968)
Total	755,003	844,288	89,285
Music
Recorded Music - Streaming	164,887	196,663	31,776
Recorded Music - Others	72,885	102,616	29,731
Music Publishing	75,139	96,676	21,537
Visual Media and Platform	42,845	39,771	(3,074)
Total	355,756	435,726	79,970
Pictures
Motion Pictures	125,504	133,034	7,530
Television Productions	104,231	94,285	(9,946)
Media Networks	90,443	109,237	18,794
Total	320,178	336,556	16,378
Entertainment, Technology & Services
Televisions	135,982	129,124	(6,858)
Audio and Video	89,149	97,321	8,172
Still and Video Cameras	161,874	192,453	30,579
Mobile Communications	87,362	81,041	(6,321)
Other	88,925	94,240	5,315
Total	563,292	594,179	30,887
Imaging & Sensing Solutions	270,476	333,308	62,832
Financial Services	679,109	446,288	(232,821)
All Other	16,402	18,933	2,531
Corporate	3,436	2,371	(1,065)
Consolidated total	2,963,652	3,011,649	47,997

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances and merchandising; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and direct-to-consumer streaming services worldwide. In the ET&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

(Condensed Quarterly Financial Services Financial Statements)

The following schedules show unaudited condensed quarterly financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with IFRS Accounting Standards, which is used by Sony to prepare its condensed quarterly consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s condensed quarterly consolidated financial statements. Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment. The figures shown in the respective presentations for the Financial Services segment and Sony without the Financial Services segment are prior to the elimination and/or offset of such transactions and deferred tax assets and deferred tax liabilities of each. The consolidated column is presented net of the elimination and/or offset of such intercompany balances and deferred tax assets and liabilities.

Condensed Quarterly Statements of Financial Position

	Yen in millions
	Financial Services		Sony without Financial Services		Consolidated
	March 31, 2024	June 30, 2024	March 31, 2024	June 30, 2024	March 31, 2024	June 30, 2024
ASSETS
Current assets:
Cash and cash equivalents	¥913,815	¥630,317	¥993,298	¥846,781	¥1,907,113	¥1,477,098
Investments and advances in the Financial Services segment	398,153	412,275	-	-	398,153	412,275
Trade and other receivables, and contract assets	127,016	148,274	2,033,170	1,934,878	2,158,196	2,080,143
Inventories	-	-	1,518,644	1,692,709	1,518,644	1,692,709
Other financial assets	57,254	51,275	68,111	76,382	125,365	127,656
Other current assets	50,487	64,444	625,539	709,232	669,335	765,856
Total current assets	1,546,725	1,306,585	5,238,762	5,259,982	6,776,806	6,555,737
Non-current assets:
Investments accounted for using the equity method	4,905	4,943	418,839	424,185	423,744	429,128
Investments and advances in the Financial Services segment	18,939,794	18,959,272	-	-	18,939,794	18,959,272
Investments in Financial Services, at cost	-	-	550,483	550,483	-	-
Property, plant and equipment	14,162	13,898	1,508,151	1,582,466	1,522,640	1,596,690
Right-of-use assets	76,288	78,259	428,224	499,555	503,395	576,710
Goodwill and intangible assets, including content assets	77,323	76,924	3,953,492	4,487,292	4,030,815	4,564,216
Deferred tax assets	-	-	520,613	511,748	499,550	507,971
Other financial assets	52,882	53,981	848,599	895,754	897,341	945,587
Other non-current assets	165,049	165,158	421,258	450,075	513,405	542,498
Total non-current assets	19,330,403	19,352,435	8,649,659	9,401,558	27,330,684	28,122,072
Total assets	¥20,877,128	¥20,659,020	¥13,888,421	¥14,661,540	¥34,107,490	¥34,677,809

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥1,802,337	¥1,774,775	¥227,979	¥263,491	¥2,030,316	¥2,038,266
Trade and other payables	61,153	78,329	2,005,112	2,177,276	2,064,905	2,252,860
Deposits from customers in the banking business	3,670,567	3,690,958	-	-	3,670,567	3,690,958
Income taxes payables	10,050	2,973	142,024	88,270	152,074	91,243
Participation and residual liabilities in the Pictures segment	-	-	251,743	264,049	251,743	264,049
Other financial liabilities	77,523	79,926	38,522	50,395	116,044	130,321
Other current liabilities	209,555	216,797	1,704,158	1,690,500	1,906,396	1,899,211
Total current liabilities	5,831,185	5,843,758	4,369,538	4,533,981	10,192,045	10,366,908
Non-current liabilities:
Long-term debt	703,106	691,697	1,355,011	1,443,147	2,058,117	2,134,844
Defined benefit liabilities	39,284	39,221	208,299	213,133	247,583	252,354
Deferred tax liabilities	36,368	18,599	165,877	179,880	166,424	179,817
Insurance contract liabilities	12,931,995	12,776,766	-	-	12,931,995	12,776,766
Participation and residual liabilities in the Pictures segment	-	-	206,081	220,842	206,081	220,842
Other financial liabilities	214,414	228,456	175,263	189,688	386,761	415,208
Other non-current liabilities	7,607	7,557	176,767	196,356	162,379	182,111
Total non-current liabilities	13,932,774	13,762,296	2,287,298	2,443,046	16,159,340	16,161,942
Total liabilities	19,763,959	19,606,054	6,656,836	6,977,027	26,351,385	26,528,850
Equity:
Stockholders’ equity of Financial Services	1,113,169	1,052,966	-	-	-	-
Stockholders’ equity of Sony without Financial Services	-	-	7,062,657	7,393,006	-	-
Sony Group Corporation’s stockholders’ equity	-	-	-	-	7,587,177	7,857,452
Noncontrolling interests	-	-	168,928	291,507	168,928	291,507
Total equity	1,113,169	1,052,966	7,231,585	7,684,513	7,756,105	8,148,959
Total liabilities and equity	¥20,877,128	¥20,659,020	¥13,888,421	¥14,661,540	¥34,107,490	¥34,677,809

Condensed Quarterly Statements of Income

	Yen in millions
	Three months ended June 30
	Financial Services		Sony without Financial Services		Consolidated
	2023	2024	2023	2024	2023	2024

Sales	¥-	¥-	¥2,285,789	¥2,567,436	¥2,284,543	¥2,565,361
Financial services revenue	681,411	448,595	-	-	679,109	446,288
Total sales and financial services revenue	681,411	448,595	2,285,789	2,567,436	2,963,652	3,011,649

Cost of sales	-	-	1,627,562	1,786,603	1,624,510	1,784,389
Selling, general and administrative	-	-	473,129	543,274	474,939	543,414
Financial services expenses	626,846	418,561	-	-	624,543	416,254
Other operating (income) expense, net	51	87	(8,793)	(9,909)	(8,742)	(9,820)
Total costs and expenses	626,897	418,648	2,091,898	2,319,968	2,715,250	2,734,237

Share of profit (loss) of investments accounted for using the equity method	-	38	4,640	1,656	4,640	1,694

Operating income	54,514	29,985	198,531	249,124	253,042	279,106

Financial income (expenses), net	-	-	73,028	37,761	22,992	37,761

Income before income taxes	54,514	29,985	271,559	286,885	276,034	316,867

Income taxes	15,905	8,500	42,187	72,670	58,092	81,039

Net income	38,609	21,485	229,372	214,215	217,942	235,828

Net income of Financial Services	¥38,458	¥21,485	¥-	¥-	¥-	¥-

Net income of Sony without Financial Services	¥-	¥-	¥229,126	¥210,025	¥-	¥-

Net income attributable to Sony Group Corporation’s stockholders	¥-	¥-	¥-	¥-	¥217,545	¥231,638

Net income attributable to noncontrolling interests	¥151	¥-	¥246	¥4,190	¥397	¥4,190

Condensed Quarterly Statements of Cash Flows

	Yen in millions
	Three months ended June 30
	Financial Services		Sony without Financial Services		Consolidated
	2023	2024	2023	2024	2023	2024
Cash flows from operating activities:
Income (loss) before income taxes	¥54,514	¥29,985	¥271,559	¥286,885	¥276,034	¥316,867
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	6,915	6,830	244,852	261,674	251,767	268,504
Other operating (income) expense, net	51	87	(8,793)	(9,909)	(8,742)	(9,820)
(Gain) loss on securities, net (other than Financial Services segment)	-	-	(14,189)	(31,406)	(14,189)	(31,406)
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	(21,911)	(21,258)	13,650	186,030	(11,342)	165,792
(Increase) decrease in inventories	-	-	(283,152)	(123,840)	(283,152)	(123,840)
(Increase) decrease in investments and advances in the Financial Services segment	(560,038)	(633,041)	-	-	(560,038)	(633,041)
(Increase) decrease in content assets	-	-	(137,465)	(257,588)	(137,465)	(257,588)
Increase (decrease) in trade payables	(3,391)	21,238	174,965	112,972	174,512	132,780
Increase (decrease) in insurance contract liabilities, net of insurance contract assets	561,732	341,752	-	-	561,732	341,752
Increase (decrease) in deposits from customers in the banking business	144,119	35,540	-	-	144,119	35,540
Increase (decrease) in borrowings in the life insurance business and the banking business	(54,691)	(41,126)	-	-	(54,691)	(41,126)
Increase (decrease) in taxes payable other than income taxes, net	27,995	73	(7,981)	(3,966)	20,014	(3,893)
Other	(37,230)	(13,287)	(334,115)	(273,888)	(371,228)	(286,806)
Net cash provided by (used in) operating activities	118,065	(273,207)	(80,669)	146,964	(12,669)	(126,285)

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(5,602)	(7,613)	(124,929)	(204,212)	(130,501)	(211,780)
Payments for investments and advances (other than Financial Services segment)	-	-	(21,319)	(15,747)	(21,319)	(15,747)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	-	-	4,410	30,896	4,410	30,896
Other	1	(182)	(51,238)	(162,309)	(51,237)	(162,491)
Net cash provided by (used in) investing activities	(5,601)	(7,795)	(193,076)	(351,372)	(198,647)	(359,122)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(2,671)	(2,614)	273,895	3,783	271,224	1,168
Dividends paid	(50,037)	-	(48,955)	(54,451)	(48,955)	(54,451)
Other	(1)	118	(8,399)	54,699	(8,402)	54,815
Net cash provided by (used in) financing activities	(52,709)	(2,496)	216,541	4,031	213,867	1,532

Effect of exchange rate changes on cash and cash equivalents	-	-	48,648	53,860	48,648	53,860

Net increase (decrease) in cash and cash equivalents	59,755	(283,498)	(8,556)	(146,517)	51,199	(430,015)
Cash and cash equivalents at beginning of the fiscal year	756,493	913,815	724,407	993,298	1,480,900	1,907,113
Cash and cash equivalents at end of the period	¥816,248	¥630,317	¥715,851	¥846,781	¥1,532,099	¥1,477,098

Going Concern Assumption

Not Applicable

Accounting Policy and Other Information

(Changes in accounting policies)

Sony newly adopted the following accounting standards from the fiscal year ending March 31, 2025:

Amendments to IAS 1 “Presentation of Financial Statements”

In January 2020, the International Accounting Standards Board (“IASB”) issued “Classification of Liabilities as Current or Non-current (Amendments to IAS 1).” The amendments clarify the right of a company to defer settlement of a liability, which is one of the existing requirements when classifying a liability to current or non-current. In addition, in October 2022, the IASB issued “A Non-current Liability with Covenants (Amendments to IAS 1).” The amendments require companies to disclose information about covenants in order for investors to understand the risk that such non-current debt with covenants could become repayable within twelve months. Both of these amendments were effective for Sony as of April 1, 2024. The adoption of these amendments has no material impact on Sony’s results of operations and financial position.

Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”

In May 2023, the IASB issued “Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).” These amendments require companies to disclose information about supplier finance arrangements and were effective for Sony as of April 1, 2024. Since these amendments only affect disclosures, they have no impact on Sony’s results of operations and financial position.

(Net Income Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Three months ended June 30
	2023	2024
Net income attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	217,545	231,638

	Thousands of shares
	Three months ended June 30
	2023	2024
Weighted-average shares outstanding for basic EPS computation	1,234,242	1,219,770
Effect of dilutive securities:
Stock options	3,909	2,787
Restricted stock units	212	249
Weighted-average shares for diluted EPS computation	1,238,363	1,222,806

(Segmentation)

The G&NS segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of digital software and add-on content. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

(Supplemental cash flow information)

During the three months ended June 30, 2024, Sony established a new joint venture in the Music segment with a third party partner, which acquired interests in companies that own certain music and other assets (the “target companies”), and Sony also acquired music assets directly from other rights holders. Sony consolidated the joint venture through Sony’s majority interest and reflected the consideration of 133,064 million yen for the acquisition of the interests in the target companies in cash flows from investing activities as “Payments for purchases of businesses and other.” Sony primarily recognized 116,289 million yen of content assets (music catalogs) and 11,501 million yen of other intangible assets from the acquisition of the interests in the target companies. The acquisition of the interests in the target companies is accounted for as an acquisition of a group of assets that does not constitute a business. The content assets (music catalogs) directly acquired from other rights holders were recorded in cash flows from operating activities as “Increase in content assets.”

(Stock Split)

Sony Group Corporation approved the implementation of a stock split of its common stock as follows at the meeting of its Board of Directors held on May 14, 2024.

1. Method of Stock Split

Each share of Sony Group Corporation’s common stock owned by shareholders whose names appear on the register of shareholders as of the close of the record date of September 30, 2024, will be split into five (5) shares per share.

2. Number of shares to be increased by Stock Split

(i) Total number of issued shares before stock split:	1,248,619,589 shares
(ii) Number of shares to be increased by stock split:	4,994,478,356 shares
(iii) Total number of issued shares following stock split:	6,243,097,945 shares
(iv) Total number of authorized shares following stock split:	18,000,000,000 shares

*	Total number of issued shares shown above is based on the total number of issued shares as of July 31, 2024, and may increase by the record date of the stock split due to the exercise of stock acquisition rights.

3. Schedule of Stock Split

(i) Public notice of record date:	September 13, 2024
(ii) Record date:	September 30, 2024
(iii) Effective date:	October 1, 2024

4. Partial Amendment to Articles of Incorporation

Sony Group Corporation plans to amend its Articles of Incorporation to increase the total number of shares authorized to be issued by Sony Group Corporation from 3.6 billion to 18.0 billion, in accordance with Article 184, Paragraph 2 of the Companies Act of Japan, effective on October 1, 2024, which is the effective date of the stock split.

5. Impact on per share information

Per share information assuming that the stock split was implemented at the beginning of the three months ended June 30, 2023, would be as follows.

	Yen
	Three months ended June 30
	2023	2024
Basic net income attributable to Sony Group Corporation’s stockholders per share	35.25	37.98
Diluted net income attributable to Sony Group Corporation’s stockholders per share	35.13	37.89

Overview of Operating Results

For the overview of operating results for the three months ended June 30, 2024, including the forecast for the fiscal year ending March 31, 2025, please refer to “Q1 FY2024 Consolidated Financial Results” (the presentation material for the earnings announcement) disclosed on the same date as this document on the TDnet of the TSE, the EDGAR system of the U.S. SEC and the website of Sony Group Corporation.

Cautionary Statement

Statements made in this material with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;
(iii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;
(iv)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;
(v)	changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;
(vi)	Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;
(vii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;
(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;
(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)	Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;
(xiv)	the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the equity and bond markets on the revenue and operating income of the Financial Services segment;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and
(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.